

05007859

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

FILE NO. 82- 4741

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/13/05

82-4741

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 4, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

AR/S
12-31-04

SULTAN MINERALS ENGAGES MINE MANAGER TO CONDUCT MOLYBDENUM DRILLING PROGRAM

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has engaged Mr. Ed Lawrence, P.Eng. to act as Sultan's provisional manager of underground exploration for its molybdenum program (the "Program") at the Jersey-Emerald Mine site near Salmo, BC (please see News Release of Mar 2, 2005). The Program will involve investigating the dimensions and grade of the stock-work molybdenum deposit with several underground diamond drill holes.

Mr. Lawrence was the senior mine geologist and later the mine manager for Placer Dome's Jersey-Emerald Mine over a period of 12 years prior to its closure in 1973. He brings a wealth of experience and knowledge to this project. Mr. Lawrence is currently assisting with the compilation and evaluation of data on molybdenum occurrences contained within the mine's vast database. Mr. Lawrence's knowledge of the mine data-base and his experience with the former mining operations at the site will be of great assistance to Sultan's existing professional team, as the molybdenum project advances.

The Emerald Tungsten mine, located on Sultan's 100% owned property, was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws making the mine less profitable. At the time, Placer Dome's management believed that the mine would re-open at a later date when prices were more favourable but this did not happen. Sultan acquired the property in 1993 to explore for gold skarn mineralization which is spatially related to the tungsten deposits.

A recent study suggests that the mine holds potential for a large porphyry molybdenum deposit (please see News Release of March 2, 2005). The mineralization was originally identified in underground workings and diamond drill holes at the historic Emerald Tungsten Mine. Mine records show that the molybdenum mineralization was encountered within an area measuring 700 metres by 300 metres and remains open in all directions. Within this area one remarkable drill core sample ran 4.44% Mo over a 4.0 metre length including a section of 20.8% Mo over 0.8 metres within this intersection. Another intersection in the same general area ran 0.71% Mo over a 2.1 metre length, and another ran 0.60% Mo over a 2.2 meter length. More recently a 57 metre long channel sample, taken in a development drift by Sultan in 1995, averaged 0.05% Mo with a 12.1 metre section running 0.11% Mo. This drift is about 150 metres north of the high-grade drill intersection mentioned above.

Readers are cautioned that the above quoted molybdenum assays are historical in nature and were compiled before the implementation of NI 43-101 reporting standards. While these assays may not be representative of the overall grade of the area, these and many other intersections indicate that there is a high distribution of molybdenum beneath the former mine.

The Program is expected to take about one month to complete and will commence as soon as snow conditions allow and upon receipt of the necessary permits. Sultan is currently modelling the historic drill data and is plotting the location of all previous molybdenum occurrences. The Program is being supervised by Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Mr. Grunenberg is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Sultan will be utilizing flow-through funds originally earmarked for use on Sultan's Kena property to fund the Program at the Jersey-Emerald Mine.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

April 7, 2005

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

Sultan Minerals Receives Assay Results For Peruvian Gold-Silver Property

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that it has now received the results of a detailed grid sampling and mapping program on its two priority epithermal gold-silver exploration targets on the Coripampa 2 property in the Ayacucho District of southern Peru. The priority targets, as presently defined, are the 1150m x 580m West Zone and the 950m x 300m South-Central Zone. Sultan's geologists have recommended that both targets be tested with diamond drilling. Click here to see Coripampa 2 Local Geology map.

The West Zone and the South-Central Zone are the mineralized surface expression of a Neogene multiphase rhyolytic dome complex consisting of rhyolitic feldspar quartz porphyries. Low sulphidation epithermal gold and silver mineralization is contained within sulphides of pyrite, chalcopyrite and galena. Sulphide mineralization is generally fine grained and disseminated throughout the silica-altered intrusive. Stockworks and brecciated zones contain enhanced grades of gold and silver typically associated with chalcedonic and hyaline quartz in crustiform open space vein fillings.

The area of the rhyolite dome is relatively bare of vegetation with only a thin 5-10 cm-thick cover of soil. Some 313 rock chip and channel samples were taken in areas of anomalous gold-silver values that were previously determined by reconnaissance sampling in August-September 2004. Channel samples were taken from rock outcrop in hand-dug trenches of 1m length, 10 cm width and 50 cm depth. Each sample comprised about 3 kg of material. The samples were analysed by SGS-Peru in Lima and Acme Labs in Vancouver. ICP analyses and gold fire assays were done at both locals.

At the West Zone, 174 samples were taken from 14 channels. Of the 174 total, 43 samples were higher than 0.1 ppm Au in a population that typically ranged from 30 ppb to 300 ppb. The highest value was 2.69 g/tonne Au.

At the South-Central Zone a total of 139 samples were analysed. Of this total 54 samples returned values above 0.1 ppm Au and 10 samples assayed above 1.0 ppm Au. The highest gold values were 3.48 g/tonne, 5.50 g/tonne and 7.27 g/tonne Au.

These values reflect the subdued precious metal content that typically prevails in surface exposures of the hydrothermally altered mineralized intrusives within the Neogene Puquio-Caylloma volcanic belt within which the Coripampa 2 Au-Ag prospect is located.

Two inclined diamond drill holes of about 250 m each are recommended to test the West Zone beneath the altered and mineralized area. A third hole is also recommended to test the South-Central Zone mineralization.

The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

Arthur G. Troup, P.Eng. Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

April 18, 2005

Ticker Symbol: **SUL**-TSX-Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CONFIRMS MOLYBDENUM STOCKWORK & PLANS DIAMOND DRILLING FOR JERSEY PROPERTY, BC

Sultan Minerals Inc. (SUL- TSX-Venture) is pleased to announce that it has now received a report from its consultants describing results of an underground examination of the Jersey-Emerald Molybdenum Property near the community of Salmo in southeastern British Columbia. Mr. Ed Lawrence, the former Manager of the Jersey and Emerald Mines, supervised the underground investigation. Mr. Lawrence reports that molybdenite bearing, quartz-vein, stock work was observed in several underground workings confirming his initial optimism for the project. He is currently making preparations for a series of underground diamond drill holes to determine the size and grade of the deposit. (Note: Photographs of the mineralized underground stock work can be seen on the Company's website.)

During the underground investigation the entire 580-metre length of the Dodger 4200 Drift North (42DrN) was examined. The inspection confirmed the presence of a molybdenum and pyrite bearing quartz stock work along the drift. The frequency of east-west veins seen along the tunnel varies with the greatest abundance of veining occurring over a 110-metre long section extending from mine grid coordinates 7,265N to 7,730N. Due to oxidation of the sulfide mineralization over the 55 years that the tunnel has existed, a rusty coating on the tunnel walls identifies the mineralization.

Two development drifts, the Dodger 6900 Drift East (69DrE) and the Dodger 7500 Drift East (75DrE), driven easterly from the 42DrN for development of the East Dodger tungsten deposit, were also examined. Inspection of the 69DrE confirmed the existence of a molybdenite and pyrite bearing quartz-vein stock work comprised of abundant, vertical, north-south trending veins intersected by a lesser quantity of vertical, east west veins. Sultan Minerals sampled this 57-metre long development drift previously in 1995 while exploring for gold mineralization. These samples averaged 0.05% Mo over the entire 57-metre sample length, with a 12.1-metre section running 0.11% Mo. The 75DrE located 200 metres north of the 69DrE was also inspected over its initial 70-metre length. This drift was likewise observed to display molybdenite and pyrite bearing quartz-vein stock work similar to that seen in the previous drift. Samples of the mineralization were taken and will be sent for assay. (Note: Photographs of this stock work are displayed on the Company's website.)

Following inspection of the underground workings the geologists spent one entire day in the underground core storage area locating and examining old drill holes. Diamond drill core from more than 4,500 underground and surface drill holes is stored in this facility. During the brief visit, the geologists observed unsampled intersections of molybdenum mineralization in several drill holes. Core from three of the molybdenum bearing holes was taken and will be logged, split and sent for assay.

In addition to the underground inspection, the Company has been modeling the historic drill data and plotting the location of all previously reported molybdenum occurrences. This work has given a good understanding of the location and dimensions of the granite body, which is host to the molybdenum mineralization. The model also shows that consistent molybdenum bearing drill intersections occur within a 650-metre long by 200-metre wide zone situated immediately east of the 42DrN. This important target extends from 7,000N to 8,000N on the mine grid and is open to the north, south, east and at depth. Only the west margin of this zone is intersected by the 42DrN haulage tunnel and the 69DrE and 75DrE development drifts.

In summary, the underground work completed to date has confirmed the existence of molybdenum bearing stock works with veins trending in two distinct directions. Computer modeling of the historic drill holes has shown that the stock work seen in the underground workings has only intersected the extreme western margin of a potentially very large molybdenum rich target.

The Company is currently planning a diamond drill program that will test the grade, width, depth and continuity of the molybdenum bearing stock work. Initially, two holes are planned to investigate the width and depth of the mineralization. Information from the initial two holes will be used to plan the principal drill program that will define the deposit, establish grade trends and determine where the highest grades occur within the deposit.

Mr. Ed Lawrence, P.Eng, is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC., is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

31
2:20 p.m

Cover Sheet

SULTAN MINERALS INC.
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Confirmation of Service

Form Filed: Transition Application

Date and Time of Filing: March 16, 2005 12:13 PM Pacific Time

Transition Effective Date: The transition is to take effect at the time that this application is filed with the Registrar.

Name of Company: SULTAN MINERALS INC.

Incorporation Number: [redacted]

This package contains:

- Certified Copy of the Transition Application
- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Transition Application

Form 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
March 16, 2005

FILING DETAILS: *Transition Application for:*
SULTAN MINERALS INC.

Filed Date and Time: **March 16, 2005 12:13 PM Pacific Time**

Transition Date and Time: **Transitioned on March 16, 2005 12:13 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:



Name of Company:
SULTAN MINERALS INC.

NOTICE OF ARTICLES

Name of Company:

SULTAN MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
AINSWORTH, BENJAMIN

Mailing Address:
K6

Delivery Address:

Last Name, First Name Middle Name:
BERNER, SARGENT H.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
LANG, FRANK A.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
TROUP, ARTHUR G.

Mailing Address:	**Delivery Address:**
[redacted]	[redacted]

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	500,000,000	COMMON Shares	Without Par Value
			With Special Rights or Restrictions attached
1)	50,000,000	FIRST PREFERENCE	Special Rights or Restrictions are attached


BRITISH
COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
March 16, 2005

This Notice of Articles was issued by the Registrar on: March 16, 2005 12:13 PM Pacific Time

Incorporation Number: [redacted]

Recognition Date: Incorporated on March 17, 1989

NOTICE OF ARTICLES

Name of Company:

SULTAN MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
AINSWORTH , BENJAMIN

Mailing Address:
K6

Delivery Address:

Last Name, First Name Middle Name:
BERNER, SARGENT H.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
LANG , FRANK A.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
TROUP, ARTHUR G.

Mailing Address:

Delivery Address:

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 500,000,000	COMMON Shares	Without Par Value
		With Special Rights or Restrictions attached
1) 50,000,000	FIRST PREFERENCE	Special Rights or Restrictions are attached

SULTAN MINERALS INC.
(an exploration stage company)
FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2004 and 2003, and the statements of operations and deficit and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Morgan & Company

Chartered Accountants

Vancouver, Canada

March 30, 2005

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF



P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 428,793	$ 267,072
Accounts receivable	10,126	18,281
Due from related parties (Note 7)	21,953	56,553
Prepaid expenses	20,280	20,018
	481,152	361,924
Mineral property interests (see schedule) (Note 3)	3,280,334	2,729,646
Investments (note 4)	3,914	3,914
Equipment (note 5)	1,356	843
Reclamation bonds	51,287	26,500
	$ 3,818,043	$ 3,122,827
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 144,435	$ 54,783
Due to related parties (Note 7)	—	8,159
	144,435	62,942
Shareholders' equity		
Share capital (Note 6)	13,804,266	12,771,884
Contributed surplus	255,469	19,752
Deficit	(10,386,127)	(9,731,751)
	3,673,608	3,059,885
	$ 3,818,043	$ 3,122,827

Commitments and subsequent events (Notes 3 and 6)

See accompanying notes to financial statements.

Approved by the Directors



Arthur G. Troup



Frank A. Lang

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
For the years ended December 31, 2004 and 2003

	Years ended December 31, 2004	2003
Expenses		
Amortization	$ 843	$ 2,012
Legal, accounting and audit	48,791	39,804
Management fees	30,000	30,000
Office and administration	29,276	31,244
Salaries and benefits	363,945	135,306
Shareholder communications	146,122	107,213
Travel and conferences	32,885	10,493
Project operator overhead recovery	—	(6,671)
Loss before the following	651,862	349,401
Property investigations	4,441	29,728
Write-down of mineral property interest (Note 3 (b))	—	1,916,166
Interest and other income	(1,927)	(20,001)
Loss before income taxes	(654,376)	(2,275,294)
Income tax recovery (expense) - current	—	—
- future income taxes	—	94,050
	—	94,050
Loss for the year	(654,376)	(2,181,244)
Deficit, beginning of year	(9,731,751)	(7,550,507)
Deficit, end of year	$(10,386,127)	$ (9,731,751)
Loss per share, basic and fully diluted	$ (0.02)	$ (0.06)
Weighted average number of common shares outstanding – basic and fully diluted	40,841,887	37,472,803

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
For the years ended December 31, 2004 and 2003

	Years ended December 31, 2004	2003
Cash provided by (used for)		
Operations		
Loss for the year	$ (654,376)	$ (2,181,244)
Items not involving cash		
Amortization	843	2,012
Stock option compensation	218,207	—
Recovery of future income taxes	—	(94,050)
Write-down of mineral property interest	—	1,916,166
	(435,326)	(357,116)
Changes in non-cash operating working capital		
Accounts receivable	8,155	15,577
Due to/from related parties	26,441	17,300
Prepaid expenses	(262)	671
Accounts payable and accrued liabilities	89,652	(186,125)
	(311,340)	(509,693)
Investing		
Mineral property interests		
Acquisition costs	(104,903)	(117,562)
Exploration and development costs	(313,318)	(271,541)
Reclamation deposits	(24,787)	—
Equipment	(1,356)	—
	(444,364)	(389,103)
Financing		
Common shares issued for cash, net of share issue costs	917,425	673,226
Cash and cash equivalents		
Increase (decrease) during the year	161,721	(225,570)
Balance, beginning of year	267,072	492,642
Balance, end of year	$ 428,793	$ 267,072
Supplemental information		
Stock-based compensation capitalized to mineral properties	$ 17,510	$ —
Shares issued for mineral property interests	114,957	74,731
Shares issued for finance fees	20,525	10,500

See accompanying notes to financial statements.

1. **Going concern and nature of operations**

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at December 31, 2004, of $336,717 (2003 – $298,982) and an accumulated deficit of $10,386,127 (2003 – $9,731,751).

The Company has capitalized $3,280,334 in acquisition and related costs on the Kena property, the Jersey and Emerald properties, the Stephens Lake property, the Coripampa properties and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and reclamation obligations. In assessing the underlying values of mineral property interests, management considers the exploration and development plans and any future operation of the mineral property interests. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. As a result, actual results could differ from those reported.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(c) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties approximate their fair value due to their short-term nature. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

(d) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent decline in value has been determined, at which time they are written down to market value.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

2. Significant accounting policies (continued)

(e) Mineral property interests (continued)

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative method of determining fair value. When it is determined that a mineral property is impaired it is written down to an estimated value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets".

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(f) Asset retirement obligations

Effective December 1, 2003, the Company prospectively adopted the new standard of the CICA relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The Company has no future legal liabilities for asset retirement obligations.

(g) Equipment

Equipment is recorded at cost. Depreciation is calculated on a straight-line basis over two years.

2. Significant accounting policies (continued)

(h) Flow through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.

(i) Translation of foreign currencies

Foreign operations are integrated and consequently, the transactions of foreign operations are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

(j) Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants ("CICA") in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant which is determined based on estimated fair values of the option at the time of grant, the cost of which is recognized over the vesting periods of the respective options and grants, and is recorded in contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is credited to share capital. No stock compensation expense for directors, officers and employees was recorded for stock options awarded and outstanding prior to January 1, 2003.

(k) Earnings per share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated by the treasury stock method. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

2. Significant accounting policies (continued)

(l) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Future income taxes are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims
The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. The Company earned its interest in the property by making payments totalling $110,000 and issuing 200,000 common shares, and completing a work program totalling $600,000 by November 1, 2003. The property is subject to a 3% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production.

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (100,000 issued) over four years. In January 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in February 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production.

3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Silver King Claim Group

The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims, in the Kootenay mining district of British Columbia. The terms of the option are that the Company must make total cash payments of $140,000 ($15,000 paid) and issue 250,000 common shares (110,000 issued) to the optionor over four years from July 9, 2003. In addition, the Company must also make a cash payment to the optionor in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year period, the Company will have a 100% interest in the properties, subject only to a 3.0% NSR from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of the Company, due upon receipt of a positive feasibility study on commencement of commercial production. The Company has the right to purchase 50% of the NSR from the optionor for $1,000,000 upon commencement of commercial production.

Daylight Claim Group

The Company entered into an option agreement with various optionors to acquire 87.5% of the Daylight Claim Group, consisting of 8 crown grants, located near Ymir, British Columbia. The terms of the agreement are such that the Company must make total cash payments of $52,500 ($30,625 paid) and issue 175,000 common shares (131,250 issued) over three years. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 upon or prior to the commencement of commercial production.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (100,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated share payment were made in January 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Great Western Claim Group
In 2001 the Company entered into an option agreement to acquire 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property. The terms of the original option agreement were that the Company must make total cash payments of $45,000 ($20,000 paid) and issue 200,000 common shares (200,000 issued) over a three-year period. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. In fiscal 2004, the terms of the option agreement were amended to allow the Company to issue 156,250 common shares at a deemed value of $0.16 per share, in lieu of the final cash payment of $25,000 due to the optionor under the agreement. The shares were issued. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

Tough Nut Claim Group
In 2001 the Company entered into an option agreement to acquire 100% of the Tough Nut Claim Group, consisting of 32 two-post and fractional claim units, one two-unit metric mineral claim, one six-unit metric mineral claim and one crown grant, subject to an underlying NSR of 1.0% on certain claims. The terms of the original option agreement, prior to amendment, were that the Company was to make cash payments of $120,000 ($40,000 paid) and issue 200,000 common shares (150,000 issued) over a four-year period. During fiscal 2004, the Company modified the terms of the Tough Nut Claim Group option agreement, such that all cash payments made to date, or $40,000, and the issuance of 150,000 common shares were deemed sufficient consideration to allow the Company to be fully vested in three of the Tough Nut Claim Group claims, located on the north end of the Silver King batholith. The remaining claims optioned under the option agreement were returned to the optionors. The claims currently held by the Company are subject to a 3.0% NSR from gold and silver. The Company has the right to purchase two-thirds of the NSR from the optionors for $2,000,000 at any time prior to commencement of commercial production.

Starlight Claim Group
The Company entered into an option agreement dated April 26, 2002, to acquire 100% interest in 4 claim units (75 hectares), known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 ($15,000 paid) and issue 60,000 common shares (60,000 issued) over a two-year period from the date of regulatory approval of the agreement. The property is subject only to a 1.0% NSR from production of gold and silver and other metals. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

3. Mineral property interests (continued)

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000 an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004 the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders. Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims. In accordance with CICA Accounting Guideline ACG-11, as no significant work has been carried out on the Jersey and Emerald Properties for three years, the Company wrote down the property to a nominal carrying value of $1. The Company has re-commenced capitalization of exploration and acquisition costs on the property.

(c) Stephens Lake Property, Manitoba, Canada

The Company staked approximately 30,000 hectares in the Province of Manitoba in Canada. In January 2004, the Company, along with Cream Minerals Ltd. and ValGold Resources Ltd. ("Cream" and "ValGold") or the "Companies") entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP Billiton agreement. The three companies have since acquired a fourth Mineral Exploration Licence (Number 113B), encompassing an area of 80,288 hectares situated to the north of, and contiguous with, the property already optioned to BHP Billiton. The combined property, totalling 170,482 hectares, is referred to as the Stephens Lake Property.

Under the terms of the agreement, the Companies have granted to BHP Billiton the options (the "BHP Options") to acquire:

(i) a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

(ii) a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest.

In order to exercise the First Option, BHP Billiton must incur exploration expenditures of $1,000,000 on the property by January 2009.

3. Mineral property interests (continued)

(c) Stephens Lake Property, Manitoba, Canada (continued)

This includes a firm commitment of $100,000 in exploration expenditures to be incurred by January 2005. In order to exercise the Second Option, BHP Billiton must complete a feasibility study for the project by January 2014.

In the event that BHP Billiton exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture: BHP Billiton - 70%; the Company - 10%; Cream - 10%; and ValGold - 10%. In the event that BHP Billiton exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall have the following working interests in the joint venture: - BHP Billiton - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and ValGold - 1/3 of 49%. If, after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1% NSR.

Trout Claim Group

The Company has entered into an agreement with ValGold and Cream to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the optionees and currently under option to BHP Billiton.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($36,667 each of Cream, ValGold and the Company) ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of Cream, ValGold, and the Company) (16,667 issued) to the optionor before July 2007. In addition, the optionees must also incur exploration expenses and activities of no less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007.

(d) Willi Claims, Nevada, U.S.A.

The Company entered into a purchase agreement to acquire a 100% interest in 20 Lode Mining Claims, Willi 1 to Willi 20, (the "Willi Claims"), located in Churchill County, Nevada, U.S.A. Under the terms of the Agreement, the Company issued 50,000 common shares at $0.26.

3. Mineral property interests (continued)

(e) Coripampa Properties, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 silver property consisting of four mineral concessions (600 hectares), located in La Unión Province of the Arequipa Department and the Coripampa 2 gold and silver property consisting of 6 mineral concessions (700 hectares), located in the provinces of La Union/Parinacochas in the Republic of Peru. Under the terms of the agreement, the Company has agreed to make total cash payments of US$265,000 (US$20,000 paid) and issue 850,000 common shares (100,000 issued) to the optionor over a 54-month period from April 2004. A 3.0% NSR and 300,000 common shares will be payable to the optionors upon completion of a positive feasibility study or upon commencement of commercial production, whichever occurs first. The Company has the right to purchase 50% of the NSR for US$1,800,000 at any time up to 120 days after the commencement of commercial production. A finder's fee of 15,000 common shares was paid to an arm's-length finder in connection with this transaction. The Company has acquired by staking an additional four mineral concessions contiguous to Coripampa 1 and 2.

(f) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $83,592 and issue 380,417 common shares in fiscal 2005.

4. Investments

Name of Company	Number of Shares	Book Value 2004	Book Value 2003
Emgold Mining Corporation	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note 7(a))	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at December 31, 2004, was $10,956 (2003: $15,339).

5. Equipment

	Cost	Accumulated Depreciation	Net Book Value 2004	Net Book Value 2003
Equipment	$ 5,936	$ 4,580	$ 1,356	$ 843

The cost of equipment at December 31, 2003, was $4,030.

6. Share capital

(a) Authorized:

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Years ended December 31, 2004 and 2003

6. Share capital (continued)

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Private placement at $0.20, less share issue costs	2,500,000	430,476
Flow-through private placement at $0.20, less share issue costs	1,250,000	230,000
Stock options exercised at $0.15	15,000	2,250
Issued for mineral property interests and other		
Corporate finance fee on brokered private placement at $0.21	50,000	10,500
Athabasca property payment at $0.21	50,000	10,500
Kena property payment at $0.21	50,000	10,500
Starlight property payment at $0.185	20,000	3,700
Silver King property payment at $0.195	50,000	9,750
Great Western claim group property payment at $0.18	50,000	9,000
Tough Nut property payment at $0.18	50,000	9,000
Daylight claims property payment at $0.235	43,750	10,281
Cariboo property payment at $0.24	50,000	12,000
Future income tax benefit foregone	—	(94,050)
Fractional rounding adjustment	137	—
Balance, December 31, 2003	39,081,081	12,771,884
Issued for cash		
Private placement at $0.15, less share issue costs	2,400,000	327,900
Warrants exercised at $0.28	25,000	7,000
Private placement at $0.15, less share issue costs	1,773,334	263,000
Flow-through private placement at $0.17, less share issue costs	1,000,000	149,000
Private placement at $0.15	1,000,000	150,000
Issued for mineral property interests and other		
Willi Claims acquisition at $0.26	50,000	13,000
Athabasca claims at $0.215	50,000	10,750
Starlight property at $0.14	20,000	2,800
Silver King claim group at $0.135	60,000	8,100
Agent's finders fee on brokered private placement at $0.15	23,500	3,525
Agent's fee on brokered private placement at $0.17	100,000	17,000
Trout Claim Group at $0.14	16,667	2,332
Great Western claim group property payment at $0.14	50,000	7,000
Great Western claim group property payment at $0.16	156,250	25,000
Daylight property payment at $0.18	43,750	7,875
Coripampa mineral property and finder's fee at $0.14	115,000	16,100
Option payment on Jersey and Emerald property payments	200,000	22,000
Balance, December 31, 2004	46,164,582	$13,804,266

6. Share capital (continued)

(c) Flow-Through Shares

In 2004, the Company issued 1,000,000 flow-through shares ("FTS") for gross proceeds of $170,000. Under the FTS agreements, the Company agreed to renounce $170,000 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $60,554. Consequently, subsequent to the year ended December 31, 2004, the Company will recognize a reduction in share capital and a recovery of future income taxes of $60,554.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options.

The following table summarizes information about the stock options outstanding at December 31, 2004:

Options Outstanding and Exercisable			
Exercise Price	**Number Outstanding at December 31, 2004**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$0.15	3,685,000	3.7 years	$0.150
$0.21	595,000	1.7 years	$0.210
$0.40	731,000	1.8 years	$0.400
$0.32	701,000	2.4 years	$0.320
$0.15 to $0.40	5,712,000	3.1 years	$0.209

A summary of the changes in stock options for the years ended December 31, 2004 and 2003, is presented below:

	Shares	**Weighted Average Exercise Price**
Balance, December 31, 2002	2,906,000	$0.251
Cancelled	(66,000)	$0.210
Exercised	(15,000)	$0.150
Balance, December 31, 2003	2,825,000	$0.251
Granted	3,045,000	$0.150
Cancelled and expired	(158,000)	$0.242
Balance, December 31, 2004	5,712,000	$0.209
Balance, vested, December 31, 2004	3,447,000	$0.248

6. Share capital (continued)

(d) Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31, 2004	2003
Risk free interest rate	2.53%	—
Expected life (years)	3 years	—
Expected volatility	125%	—
Weighted average fair value per option grant	$ 0.11	$ —

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(e) Share purchase warrants

As at December 31, 2004, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
750,000	$0.24	February 11, 2005
2,883,500	$0.20	June 25, 2005
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
7,046,834		

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Years ended December 31, 2004 and 2003

7. Related party transactions and balances

Services rendered and reimbursement of expenses:	Years ended December 31, 2004	2003
LMC Management Services Ltd. (a)	$ 268,571	$ 252,625
Lang Mining Corporation (b)	30,000	30,000
Legal fees (c)	14,639	22,422
Directors, officers and related companies (e)	—	1,802

Balances receivable from (payable to) (f):	2004	2003
LMC Management Services Ltd.	$ 20,153	$ 52,940
Related companies (e)	—	3,613
Directors and officers	1,800	—
Receivable from:	$ 21,953	$ 56,553
Directors and officers expense reimbursements (e)	—	(1,619)
Legal fees (c)	—	(6,540)
Payable to:	$ —	$ (8,159)

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was a partner.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

8. Income taxes

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2004	2003
Statutory tax rate	35.62%	37.62%
Loss for the year	$ (654,376)	$ (2,181,244)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(233,089)	(820,584)
Write-down of mineral property interest	—	720,862
Share issue costs	(38,721)	(36,675)
Other	1,882	4,624
Tax effect of flow through renunciation	—	(94,050)
Change in valuation allowance	269,928	131,773
Future income tax expense (recovery)	$ —	$ (94,050)

The significant components of the Company's future tax assets (liability) are as follows:

	2004	2003
Operating losses	$ 789,969	$ 657,761
Resource deductions	2,968,558	3,303,080
Other	3,371	3,036
Share issue costs	61,028	84,246
	3,822,926	4,048,123
Valuation allowance for future tax assets	(3,822,926)	(4,048,123)
	$ —	$ —

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,217,768 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2005	226,955
2006	148,165
2007	122,369
2008	216,075
2009	354,093
2010	444,919
2011	705,192

The Company has resource pools of approximately $8,333,964 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Year ended December 31, 2004

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2004
Acquisition costs						
Balance, beginning of year	$ 478,853	$ 1	$ 523	$ 5,796	$ —	$ 485,173
Incurred during the year	107,124	30,500	5,806	16,579	59,851	219,860
Balance, end of year	585,977	30,501	6,329	22,375	59,851	705,033
Exploration and development costs						
Incurred during the year						
Assays and analysis	7,412	—	—	—	20,478	27,890
Drilling	62,910	—	—	—	—	62,910
Environmental	—	—	—	—	—	—
Geological and geophysical	87,440	2,363	4,264	2,783	84,192	181,042
Site activities	10,837	—	—	—	19,349	30,186
Travel and accommodation	5,025	—	—	—	23,775	28,800
	173,624	2,363	4,264	2,783	147,794	330,828
Balance, beginning of year	2,239,508	—	4,815	150	—	2,244,473
Balance, end of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Total Mineral Property Interests	$ 2,999,109	$ 32,864	$ 15,408	$ 25,308	$ 207,645	$ 3,280,334

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Year ended December 31, 2003

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2003
Acquisition costs						
Balance, beginning of year	$ 294,790	$ 662,946	$ 523	$ —	$ —	$ 958,259
Incurred during the year	184,063	2,434	—	5,796	—	192,293
Write-down of mineral property interests	—	(665,379)	—	—	—	(665,379)
Balance, end of year	478,853	1	523	5,796	—	485,173
Exploration and development costs						
Incurred during the year						
Assays and analysis	25,218	—	—	—	—	25,218
Drilling	102,780	—	—	—	—	102,780
Environmental	5,654	—	—	—		5,654
Geological and geophysical	104,300	1,944	4,815	150	—	111,209
Site activities	8,391	79	—	—	—	8,470
Travel and accommodation	18,209	—	—	—	—	18,209
	264,552	2,023	4,815	150	—	271,540
Balance, beginning of year	1,974,956	1,248,763	—	—	—	3,223,719
Write-down of mineral property interests	—	(1,250,786)	—	—	—	(1,250,786)
Balance, end of year	2,239,508	—	4,815	150	—	2,244,473
Total Mineral Property Interests	$ 2,718,361	$ 1	$ 5,338	$ 5,946	$ —	$ 2,729,646

Sultan Minerals Inc.
Three Months and Year Ended
December 31, 2004

1.1 Date

The effective date of this interim report is April 21, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." *All statements, other than statements of historical fact included herein, including* without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the year ended December 31, 2004 ("fiscal 2004") was $654,376 or $0.02 per share compared to a loss of $2,181,244 or $0.06 per share in the year ended December 31, 2003 ("fiscal 2003").
- During fiscal 2004, Sultan raised $149,000 in a flow-through private placement, and $740,900 in three other private placements.
- During fiscal 2004, cash flow from operations utilized $371,340 compared to $509,693 in fiscal 2003. Expenditures on mineral property interests totalled $550,688 in fiscal 2004 compared to $463,833 in fiscal 2003. The cash expenditures were incurred on the following mineral properties in fiscal 2004: Kena - $280,748 (2003 - $448,615), Coripampa Properties - $207,645 (2003 - $Nil), Stephens Lake - $10,060 (2003 – $5,338), Willi claims - $19,362 (2003 - $5,946) and the Jersey-Emerald - $10,863 (2003 - $4,457).

1.2.1 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

During fiscal 2004, the Company expended $173,624 in exploration costs on the Kena property compared to $264,552 in fiscal 2003. The expenditures on the Kena property in fiscal 2004, with the fiscal 2003 comparative figures shown in brackets, include the following: assays and analysis – $7,412 ($25,218); geological and geophysical – $87,440; ($104,300); travel and accommodation – $5,025 ($18,209); environmental - $nil ($5,654) and site activities – $10,837 ($8,391). Acquisition costs of $107,124 ($184,063) were incurred. Geological and geophysical costs on the Kena property include $17,510 in stock-based compensation in fiscal 2004 with no comparative compensation in fiscal 2003.

Sultan has received an initial resource calculation on the Gold Mountain and Kena Gold Zones of its Kena Property. Modeling, quality assurance/quality control evaluations and resource calculations were done by Independent Qualified Person Gary Giroux, P.Eng., MASc., and the accompanying 43-101 Technical Report was co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.

Over both gold zones, resource calculations have been determined using cut off grades ranging from 0.0 to 4.0 g Au/t (see Tables I & II). Management believes that a cut off grade of 0.5 g/t gold is realistic for an open pit mining operation at current gold prices. Using a 0.5 g/t gold cut-off the results of this initial resource calculation may be summarized as follows:

Gold Mountain Zone:
Measured + Indicated = 5,490,000 tonnes at 1.04 g/t (184,000 ounces gold)
Inferred = 10,710,000 tonnes at 0.967 g/t (333,000 ounces gold)

Kena Gold Zone:
Measured + Indicated = 6,330,000 tonnes at 0.969 g/t (197,000 ounces gold)
Inferred= 1,440,000 tonnes at 1.216 g/t (56,000 ounces gold)

Recommendations

Computer modeling done as part of the resource study indicates numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Sultan's consultant, P&L Geological Services, has identified a previously unknown structural trend that may be an important control to gold grades at the Kena Property. This new structural trend was recognized during a recently completed detailed structural mapping program on the Kena Gold and Gold Mountain Zones. The work program has documented and confirmed the presence of six structural features that cut across the two gold zones. The highlight of the study was the identification of important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggests that these cross structures may be important controls for high-grade mineralization and that gold grades may improve if drilling is oriented to cross them. If this proves to be the case, the results will have a favourable impact on the recently announced gold resource.

The average orientation of the cross structures is prominently displayed by rose diagrams, generated from the structural study, and make excellent drill targets. Therefore, it is recommended that drilling be done at –45o dip towards 124o on the Gold Mountain Zone; and –45o dip towards 130o on the Kena Gold Zone. The proposed holes would be drilled along these new orientations, in the areas of known mineralization in order to determine if gold grades will increase when the recently identified structures are properly tested.

Four drill holes testing the new zones were completed in December 2004 and January 2005.

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

Sultan has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing Sultan to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the agreement. Sultan is now vested with 100% right, title and interest in three claim units of the original optioned Great Western Group of claims, subject only to a 3% Net Smelter Returns royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

Sultan has also reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3% NSR, payable to the optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

1.2.2 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined exploration licenses are referred to as the Stephens Lake Property. The three companies have since acquired a fourth Mineral Exploration Licence (Number 113B), encompassing an area of 80,288 hectares situated to the north of, and contiguous with, the property already optioned to BHP Billiton. The combined property, totalling 170,482 hectares, is referred to as the Stephens Lake Property.

In fiscal 2004, the Company expended $6,329 on acquisition costs and $4,264 on geological and geophysical expenses compared to $523 on acquisition costs and $4,815 on geological and geophysical expenses in fiscal 2003.

In January 2004, the optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred by January 2005.

Sultan, Cream Minerals Ltd. and ValGold Resources Ltd. have also jointly entered into an agreement with 4378831 Manitoba Ltd to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the optionees and currently under option to BHP Billiton. Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and issue

200,001 common shares (66,667 shares in the capital of each of the Company, Cream Minerals Ltd., and ValGold Resources Ltd.) (16,667 issued) to the optionor over a 36-month period. In addition, the optionees must incur exploration expenses and activities of no less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007. Upon the vesting of the 75% interest as set out above, the optionees and the optionor shall enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

In March 2004, BHP Billiton flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent. Drilling is expected to commence in March 2005 and is expected to be a minimum of 2,000 metres of diamond drilling. Drilling was delayed from its expected start date in January 2005 due to snow and ice conditions along a winter road that extends east from Gillam Manitoba.

1.2.3 Willi Claims, Nevada

In early 2004 Sultan entered into a purchase agreement to acquire a 100% interest in 20 lode mining claims, WILLI 1 to WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the agreement, Sultan issued 50,000 common shares at a price of $0.26 per share. In fiscal 2004, $16,579 was expended on acquisition costs and $2,783 on geological expenses on the Willi claims, compared to $5,796 on acquisition costs and $150 on geological expenses in fiscal 2003.

1.2.4 Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Uni6n Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of six mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of La Uni6n/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement Sultan has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. During fiscal 2004, the first year of the agreement, Sultan made cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2004, the Company expended $147,794 in exploration costs on the Coripampa properties. The expenditures in fiscal 2004 include the following: assays and analysis – $20,478; geological and geophysical – $84,192; site activities – $19,349, and travel and accommodation - $23,775. There were no comparative expenditures in fiscal 2003. The

Company also expended $59,851 in acquisition costs including share issuances in fiscal 2004, with no comparative expenditure in fiscal 2003.

Following the advice of its geologists, who have recently completed a surface mapping and lithological sampling program on the properties, Sultan applied for an additional 1,200 hectares of ground at Coripampa 1 and an additional 1,200 hectares at Coripampa 2, for an additional four claims in total. The applications were filed on August 24 and have been admitted. Consequently, posters for this ground were announced in the official newspaper, Diario Oficial "El Peruano", on Thursday, September 30, 2004. Sultan conducted a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property. Two inclined diamond drill holes of about 250 m each are recommended to test the West Zone beneath the altered and mineralized area. A third hole is also recommended to test the South-Central Zone mineralization.

The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Sultan must make cash payments totalling $83,592, of which $Nil has been paid, and issue 380,417 common shares, of which 75,000 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (100,000 issued) over four years. In February 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in January 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production..

Athabasca Claim Group
The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (100,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The

December 2004 share payment and the accelerated share payment were made in January 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

1.2.7 Market Trends

The price of gold has increased, continuing an overall uptrend in 2004. The average gold price in 2004 averaged approximately US$409.72 per ounce and has averaged $427.36 per ounce to April 21 in 2005.

Sultan Minerals Inc.
Three Months and Year Ended
December 31, 2004

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 481,152	$ 361,924	$ 618,510
Mineral property interests	3,280,334	2,729,646	4,181,978
Other assets	56,557	31,257	33,268
Total assets	3,818,043	3,122,827	4,833,756
Current liabilities	144,435	62,942	246,534
Shareholders' equity	3,673,608	3,059,885	4,587,222
Total shareholders' equity and liabilities	3,818,043	3,122,827	4,833,756
Working capital	336,717	298,982	371,976

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Expenses (Recoveries)			
Amortization	$ 843	$ 2,012	$ —
Legal, accounting and audit	48,791	39,804	45,269
Management fees	30,000	30,000	—
Office and administration	29,276	31,244	16,265
Salaries and benefits	363,945	135,306	135,434
Shareholder communications	146,122	107,213	124,179
Travel and conferences	32,885	10,493	13,977
Project operator overhead recovery	—	(6,671)	(83,124)
	1,450,182	604,419	252,000
Property investigations	4,441	29,728	15,188
Write-down of mineral property interests	—	1,916,166	18,324
Interest income	(1,927)	(20,001)	(6,804)
Loss before income taxes	654,376	2,275,294	278,708
Income tax (recovery) expense - current	—	—	8,880
- future income taxes	—	(94,050)	—
Loss for the year	$ 654,376	$ 2,181,244	287,588
Loss per share – basic	$ 0.02	$ 0.06	$ 0.01
Weighted average number of common shares outstanding – basic and fully diluted	40,841,887	37,472,803	33,684,943

1.4 Results of Operations

Sultan had a loss of $654,376, or loss per share of $0.02 in fiscal 2004, compared to a loss of $2,181,244, or loss per share of $0.06 in fiscal 2003.

	Years ended December 31, 2004	2003
Expenses		
Amortization	$ 843	$ 2,012
Legal, accounting and audit	48,791	39,804
Management fees	30,000	30,000
Office and administration	29,276	31,244
Salaries and benefits	363,945	135,306
Shareholder communications	146,122	107,213
Travel and conferences	32,885	10,493
Project operator overhead recovery	—	(6,671)
Loss before the following	651,862	349,401
Property investigations	4,441	29,728
Write-down of mineral property interest (Note 3 (b))	—	1,916,166
Interest and other income	(1,927)	(20,001)
Loss before income taxes	(654,376)	(2,275,294)
Income tax recovery (expense) - current	—	—
- future income taxes	—	94,050
	—	94,050
Loss for the year	(654,376)	(2,181,244)

Revenue
Sultan has no source of revenue. Interest earned on excess cash is incidental income.

Expenses

Legal, accounting and audit increased from $39,804 in fiscal 2003 to $48,791 in fiscal 2004. The final agreement on the acquisition of the Coripampa 1 and 2 properties was completed in fiscal 2004, contributing to the increase in legal costs. An increase in audit fees has been accrued, also contributing to the increase in fiscal 2004.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $30,000 in each fiscal year.

Office and administration costs decreased from $31,244 in fiscal 2003 to $29,276 in fiscal 2004. The office and administration costs include rent, shared office services and other costs related to administration of a public company. Sultan is exploring in Peru and has a mineral property interest in the United States, so there are foreign exchange risks associated with exploration in foreign jurisdictions. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, gains and losses during the year totalled $17, and are included in office and administration expenses.

Salaries and benefits have increased from $135,306 in fiscal 2003 to $363,945 in fiscal 2004. Included in fiscal 2004 is $192,765 in stock-based compensation. There was no stock-based compensation in fiscal 2003. Cash compensation for salaries and wages increased from $135,306 in fiscal 2003 to $171,180. Accounting and regulatory reporting requirements account for a major part of the increase of $35,874, as services are provided by LMC Management Services Ltd. ("LMC)"), on a full cost recovery basis.

Shareholder communications have increased from $107,213 in fiscal 2003 to $146,122 in fiscal 2004. The Company utilized the services of two investor relations' consultants in fiscal 2004. Fees paid to these consultants totalled $24,000 and $19,679, respectively. Also included in shareholder communications in fiscal 2004 is $26,071 in stock-based compensation. There was no stock-based compensation in fiscal 2003. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $10,493 in fiscal 2003 to $32,885 in fiscal 2004. More trade shows were attended during fiscal 2004.

Property investigation costs have decreased from $29,728 in fiscal 2003 to $4,441 in fiscal 2004. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. The Company acquired the Coripampa properties in early 2004, and the Company did not perform due diligence on as many property presentations as in other years.

In fiscal 2003, the Company wrote-down the Jersey and Emerald properties by $1,916,166 to a nominal carrying value of $1. In late 2004, due to the increasing price of molybdenum, Sultan started to capitalize acquisition and exploration costs on this property again. No mineral property interests were written off in fiscal 2004.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Other prop-erties	Stephens Lake property, Manitoba	Coripampa Properties, Peru	General and administrative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2003							
First Quarter	419	179	58	--	75,885	74,343	$0.00
Second Quarter	6,927	897	2,476	--	133,296	133,514	$0.00
Third Quarter	80,227	782	--	--	62,013	59,583	$0.00
Fourth Quarter	176,979	315	2,281	--	78,207	1,913,804	$0.06
2004							
First Quarter	18,056	2,660	1,070	--	97,555	97,176	$0.00
Second Quarter	23,855	1,155	2,255	295	172,968	176,002	$0.00
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2004, Sultan's working capital, defined as current assets less current liabilities, was $336,717, compared with working capital of $298,982 at December 31, 2003.

Investing Activities

As at December 31, 2004, Sultan has capitalized $3,280,334 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Nevada and Peru. During the year ended December 31, 2004, Sultan expended $550,688 on the acquisition and exploration of its mineral property interests compared to $463,833 in the year ended December 31, 2003. Expenditures in fiscal 2004 included $280,748 on acquisition and exploration of the Kena property, $207,645 on the acquisition and exploration of the Coripampa properties in Peru, and $62,295 on the acquisition and exploration of the Jersey and Emerald properties in British Columbia, the Stephens Lake Property in Manitoba, and the Willi

Claims in Nevada.

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

1.7 Capital Resources

During the year ended December 31, 2004, Sultan completed three private placements at a price of $0.15 per share, for the issuance of 5,173,334 common shares for net proceeds of $740,900. Sultan also issued 1,000,000 common shares at a price of $0.17 in a flow-through private placement for net proceeds of $149,000. During the year, 25,000 common shares were issued on the exercise of 25,000 warrants at a price of $0.28 for net proceeds of $7,000.

Additional financing through the issuance of common shares will be necessary in fiscal 2005, for the Company to carry out the planned exploration programs on its mineral property interests.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services rendered and reimbursement of expenses:	Years ended December 31, 2004	2003
LMC Management Services Ltd. (a)	$ 268,571	$ 252,625
Lang Mining Corporation (b)	30,000	30,000
Legal fees (c)	14,639	22,422
Directors, officers and related companies (e)	--	1,802

Balances receivable from (payable to) (f):	December 31, 2004	December 31, 2003
LMC Management Services Ltd.	$ 20,153	$ 52,940
Related companies (e)	--	3,613
Directors and officers	1,800	--
Receivable from:	$ 21,953	$ 56,553
Directors and officers expense reimbursements (e)	--	(1,619)
Legal fees (c)	--	(6,540)
Payable to:	$ --	$ (8,159)

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was a partner.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Three Months Ended December 31, 2004 ("Q4 2004"). Compared to Three Months Ended December 31, 2003 ("Q4 2003")

Sultan had a loss of $141,359, or loss per share of $0.00 in Q4 2004, compared to a loss of $1,913,804, or loss per share of $0.06 in Q4 2003.

General and administrative expenses totalled $69,017 in Q4 2003 as compared to $141,537 in Q4 2004.

Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining") in both fiscal years for the services of Mr. Frank A. Lang as Chairman of the Company.

Legal, accounting and audit expenses remained at the same levels in Q4 2004 - $11,251, compared to $11,674 in Q4 2003. Legal, accounting and audit expenses will likely remain at the same level in the year ended December 31, 2005, or at higher levels. This is due to the increased regulatory environment, which means higher audit and related costs.

Office and administration costs decreased from $8,004 in Q4 2003 to $3,178 in Q4 2004. This includes telephone, office supplies and other general office expenses. Costs over the entire fiscal year remained at approximately the same level in both periods.

Salaries and benefits have increased from $17,679 in Q4 2003 to $77,871 in Q4 2004 due to stock-based compensation of $61,939 recorded in Q4 2004, with no comparative expense in Q4 2003.

Shareholder communications costs have increased from $20,729 in Q4 2003 to $33,904 in Q4 2004. Transfer agent and filing fees of $6,535 are included in shareholder communications costs in Q4 2004, compared with $1,278 in Q4 2003. In fiscal 2003, the Company paid $9,062 to Windward Communications and $4000 to Arbutus Enterprises Ltd. to provide investor relations services and in Q4 2004, $$6,000 was paid to Arbutus Enterprises Ltd. Stock-based compensation of $8,435 was included in shareholder communications costs in Q4 2004, with no comparative expense in Q4 2003.

Property investigation costs have decreased from $25,735 in fiscal Q4 2003 to $106 in Q42004. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. The Company acquired the Coripampa properties in early 2004, and the Company did not perform due diligence on as many property presentations as in other years.

In Q4 2003, the Company wrote-down the Jersey and Emerald properties by $1,916,166 to a nominal carrying value of $1. In late 2004, due to the increasing price of molybdenum, Sultan started to capitalize acquisition and exploration costs on this property. The Company is reviewing the Jersey and Emerald properties and dependent upon obtaining financing, is currently planning a diamond drill program that will test the grade, width, depth and continuity of the molybdenum bearing stock work. Initially, two holes are planned to investigate the width and depth of the mineralization. Information from the initial two holes will be used to plan the principal drill program that will define the deposit, establish grade trends and determine where the highest grades occur within the deposit.

Income taxes are calculated using the liability method of accounting. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Resource expenditure deductions for income tax purposes relates to exploration activities funded by flow through share arrangements and are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers. Pursuant to a flow through program, and the renunciation of shares, the Company has recorded a recovery of future income taxes of $94,050 in fiscal 2003.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at December 31, 2004, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the financial statements for the year ended December 31, 2004.

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to employee stock-based compensation. The recommendations were applied prospectively to option grants after that date. In prior years, the Company accounted for employee stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted.

As a result, the Company records all stock-based payments granted on or after January 1, 2003, using the fair value method. The impact of the prospective change on accounting on the year ended December 31, 2004, is disclosed in note 6 in the accompanying financial statements.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD& A Requirements

See the audited financial statements for the years ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 20, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 20, 2005

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

46,239,582 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	5,047,000	

*665,000 stock options exercisable at a price of $0.15 per share expired unexercised on April 14, 2005.

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
2,883,500	$0.20	June 25, 2005
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
6,296,834		

**750,000 warrants exercisable at a price of $0.24, expired unexercised on February 11, 2005.

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer